FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For September 18, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Cover Letter for amended filings for the six months ended November 30, 2008;

2.

Amended interim consolidated financial statements for the six months ended November 30, 2008, and six months ended October 31, 2007;

3.

Management Discussion and Analysis of Results of Operations and Financial Condition for periods ended November 30, 2008 and October 31, 2007; and

4.

CEO and CFO Certifications of Refiled Interim Consolidated Financial Statements and Management Discussion and Analysis of Results of Operations and Financial Condition for the period November 30, 2008.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  September 18, 2009

By:

/s/ Bassam Moubarak

 (Name)

Its:

Chief Financial Officer

(Title)

September 15, 2009

British Columbia Securities Commission

701 West Georgia Street

P.O. Box 10142, Pacific Centre

Vancouver, B.C.  V7Y 1L2

Dear Sirs,

We have amended our quarterly reports for the period ended November 30, 2008 submitted on January 14, 2009.  The changes were made to correct the recording of the gain on dilution of equity investment, the carrying value of the Investment in Petaquilla Copper Ltd., the gain on sale of Petaquilla Copper Ltd. shares and stock-based compensation.  The changes are as follows:

Financial Statements

Page 3 - Consolidated Balance Sheets

November 30, 2008

•

Contributed surplus was $16,994,641 and has been changed to $17,152,998.

•

Deficit was $(83,833,843) and has been changed to $(83,992,200).

May 31, 2008

•

Investment in Petaquilla Copper Ltd. was $9,452,421 and has been changed to $8,252,421.

•

Total assets was $107,482,486 and has been changed to $106,282,486.

•

Deficit was $(83,865,382) and has been changed to $(85,065,382).

•

Total shareholders’ equity was $51,208,735 and has been changed to $50,008,735.

Page 4 – Consolidated Statements of Operations and Comprehensive Loss and Deficit

Three Months Ended November 30, 2008

•

Stock-based compensation was $479,521 and has been changed to $591,602.

•

Total expenses was $(4,238,904) and has been changed to $(4,350,985).

•

Gain on dilution of equity investment was $765,280 and has been changed to $797,641.

•

Gain on sale of Petaquilla Copper Ltd. shares was $35,564,723 and has been changed to $36,673,967.

•

Total other income (expense) was $16,236,941 and was changed to $17,378,546.

•

Net (loss) earnings and comprehensive (loss) earnings for the period was $11,998,037 and has been changed to $13,027,561.

•

Deficit, beginning of period was $(95,831,880) and has been changed to $(97,019,761).

•

Deficit, end of period was $(83,833,843) and has been changed to $(83,992,200).

•

Basic (loss) earnings per share was $0.12 and has been changed to $0.14.

•

Diluted (loss) earnings per share was $0.12 and has been changed to $0.13.

Three Months Ended October 31, 2007

•

Gain on dilution of equity investment was $8,107,807 and has been changed to $47,531.

•

Total other income (expenses) was $8,880,701 and has been changed to $820,425.

•

Net (loss) earnings and comprehensive (loss) earnings for the period was $3,434,611 and has been changed to $(4,625,665).

•

Deficit, beginning of period was $(85,445,210) and has been changed to $(77,652,906).

•

Deficit, end of period was $(82,010,599) and has been changed to $(82,278,571).

•

Basic and diluted (loss) earnings per share was $0.04 and has been changed to $(0.05).

Six Months Ended November 30, 2008

•

Stock-based compensation was $750,386 and has been changed to $908,743.

•

Total expenses was $(9,736,619) and has been changed to $(9,894,976).

•

Gain on dilution of equity investment was $1,804,750 and has been changed to $1,895,506.

•

Gain on sale of Petaquilla Copper Ltd. shares was $35,564,723 and has been changed to $36,673,967.

•

Total other income (expense) was $9,768,158 and has been changed to $10,968,158.

•

Net (loss) earnings and comprehensive (loss) earnings for the period was $31,539 and has been changed to $1,073,182.

•

Deficit, beginning of period was $(83,865,382) and has been changed to $(85,065,382).

•

Deficit, end of period was $(83,833,843) and has been changed to $(83,992,200).

•

Basic and diluted (loss) earnings per share was $0.00 and has been changed to $0.01.

Six Months Ended October 31, 2007

•

Gain on dilution of equity investment was $8,470,129 and has been changed to $8,202,157.

•

Total other income (expenses) was $7,730,130 and has been changed to $7,462,158.

•

Net (loss) earnings and comprehensive (loss) earnings for the period was $(2,489,517) and has been changed to $(2,757,489).

•

Deficit, end of period was $(82,010,599) and has been changed to $(82,278,571).

Page 5 – Consolidated Statements of Cash Flows

Three Months Ended November 30, 2008

•

Net income (loss) for the period was $11,998,037 and has been changed to $13,027,561.

•

Gain on dilution of equity investment was $(765,280) and has been changed to $(797,641).

•

Stock-based compensation was $479,521 and has been changed to $591,602.

•

Gain on sale of Petaquilla Copper Ltd. shares was $(35,564,723) and has been changed to $(36,673,967).

Three Months Ended October 31, 2007

•

Net income (loss) for the period was $3,434,611 and has been changed to $(4,625,665).

•

Gain on dilution of equity investment was $(8,107,807) and has been changed to $(47,531).

Six Months Ended November 30, 2008

•

Net income (loss) for the period was $31,539 and has been changed to $1,073,182.

•

Gain on dilution of equity investment was $(1,804,750) and has been changed to $(1,895,506).

•

Stock-based compensation was $750,386 and has been changed to $908,743.

•

Gain on sale of Petaquilla Copper Ltd. shares was $(35,564,723) and has been changed to $(36,673,967).

Six Months Ended October 31, 2007

•

Net income (loss) for the period was $(2,489,517) and has been changed to $(2,757,489).

•

Gain on dilution of equity investment was $(8,470,129) and has been changed to $(8,202,157).

Page 12 – Notes to the Consolidated Financial Statements

Note 12:  Share Capital, Warrants and Contributed Surplus:

•

Contributed surplus from stock-based compensation during the six months ended November 30, 2008 was $772,285 and has been changed to $930,642.

•

Balance of contributed surplus at November 30, 2008 was $16,994,641 and has been changed to $17,152,998.

Page 16 – Notes to the Consolidated Financial Statements

Note 13:  Stock Options – Paragraph 1

Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the directors during the six month period ended November 30, 2008 was $750,386 and has been changed to $908,743.

Management Discussion and Analysis

Page 4:

Paragraph 4 – other income for the six months ended November 30, 2008 was $9,768,158 and has been changed to $10,968,158 and other income for the six months ended October 31, 2007 was $7,730,130 and has been changed to $7,462,158.

Page 5:

Paragraph 1 – the gain on sale of PTC shares during the six months ended November 30, 2008 was $35,564,723 and has been changed to $36,673,967.

Paragraph 4 – the dilution gain for the six months ended November 30, 2008 was $1,804,750 and has been changed to $1,895,506 and the dilution gain for the six months ended October 31, 2007 was $8,470,129 and has been changed to $8,202,157.

Paragraph 5 – expenses for the six months ended November 30, 2008 was $9,736,619 and has been changed to $9,894,976.

Paragraph 10 – stock-based compensation for the six months ended November 30, 2008 was $750,386 and has been changed to $908,743.

Page 6:

Paragraph 5 – Net income and comprehensive income for the six months ended November 30, 2008 was $31,539 or $0.00 per basic and diluted share and has been changed to $1,073,182 or $0.01 per basic and diluted share.  Net loss and comprehensive loss for the six months ended October 31, 2007 was $2,489,517 and has been changed to $2,757,489.

Page 7:

Paragraph 5 – other income for the three months ended November 30, 2008 was $16,236,941 and has been changed to $17,378,546 and other income for the three months ended October 31, 2007 was $8,880,701 and has been changed to $820,425.

Paragraph 8 – the gain on sale of PTC shares during the three months ended November 30, 2008 was $35,564,723 and has been changed to $36,673,967.

Page 8:

Paragraph 2 – the dilution gain for the three months ended November 30, 2008 was $765,280 and has been changed to $797,641 and the dilution gain for the three months ended October 31, 2007 was $8,107,807 and has been changed to $47,531.

Paragraph 3 – expenses for the three months ended November 30, 2008 was $4,238,904 and has been changed to $4,350,985.

Paragraph 7 – stock-based compensation for the three months ended November 30, 2008 was $479,521 and has been changed to $591,602.

Page 9:

Paragraph 3 – net income and comprehensive income for the three months ended November 30, 2008 was $11,998,037 or $0.12 per basic and diluted share and has been changed to $13,027,561 or $0.14 per basic share and $0.13 per diluted share.  Net income and comprehensive income for the three months ended October 31, 2007 was $3,434,611 or $0.04 per basic and diluted share and has been changed to a net loss of $4,625,665 or $(0.05) per basic and diluted share.

Page 10:

Paragraph 4 - Total assets at May 31, 2008 was $107,482,486 and has been changed to $106,282,486.

Summary of Quarterly Results

Q2 November 30, 2008 – Net income (loss) from continuing operations and net income (loss) was $11,998,037 or $0.12 per basic and diluted share and has been changed to $13,027,561 or $0.14 per basic share and $0.13 per diluted share.

Q1 August 31, 2008 - Net income (loss) from continuing operations and net income (loss) was $(11,966,498) and has been changed to $(11,954,379).

(4 months) May 31, 2008 - Net income (loss) from continuing operations and net income (loss) was $(11,991,311) and has been changed to $(12,092,754).

Q3 January 31, 2008 - Net income (loss) from continuing operations and net income (loss) was $10,136,528 or $0.11 per basic share and $0.10 per diluted share and has been changed to $9,305,943 or $0.10 per basic share and $0.09 per diluted share.

Q2 October 31, 2007 - Net income (loss) from continuing operations  and net income (loss) was $3,434,611 or $0.04 per basic and diluted share and has been changed to $(4,625,665) or $(0.05) per basic and diluted share.

Q1 July 31, 2007 - Net income (loss) from continuing operations and net income (loss) was $(5,924,128) or $(0.06) per basic and diluted share and has been changed to $1,868,176 or $0.02 per basic and diluted share.

Page 12:

Capital Stock

Contributed surplus – stock-based compensation for the six months ended November 30, 2008 was $772,284 and has been changed to $930,642 and the balance of contributed surplus at November 30, 2008 was $16,994,641 and has been changed to $17,152,998.

Please contact us if you require further information.

Regards,

PETAQUILLA MINERALS LTD.

/s/ Bassam Moubarak

Bassam Moubarak, CA

Chief Financial Officer

AMENDED

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended November 30, 2008, and Six Months Ended October 31, 2007

(Unaudited – Prepared by Management)

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

(the “Company”)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended November 30, 2008, and six months ended October 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited, expressed in Canadian Dollars) (See Note 1 Nature of Operations and Going Concern Uncertainty)

	November 30, 2008	May 31, 2008
	(Restated – Note 23)	(Restated – Note 23)
ASSETS (Note 11)
Current
Cash and cash equivalents (Note 3)	$26,020,134	$12,775,606
Receivables	41,248	448,270
Inventory	1,083,139	-
Prepaid expenses	542,383	308,456
Total current assets	27,686,904	13,532,332
Restricted cash (Note 6)	825,331	666,288
Investment in Petaquilla Copper Ltd. (Note 5)	-	8,252,421
Deposit on equipment and construction material	3,924,292	-
Property and equipment	17,287,592	16,681,830
Mineral properties (Note 4)	83,899,706	67,149,615
Total assets	$133,623,825	$106,282,486

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank overdraft	$-	$2,087,820
Operating credit line facility (Note 7)	7,378,013	3,849,974
Accounts payable and accrued liabilities	6,895,401	7,286,410
Amount payable to a related party	-	1,157,788
Current portion of deferred services and materials (Note 9)	228,651	247,343
Current portion of obligation under capital leases (Note 10)	2,725,126	2,162,289
Current portion of long-term debt (Note 8)	443,670	433,621
Total current liabilities	17,670,861	17,225,245
Deferred services and materials (Note 9)	3,901,927	3,980,203
Asset retirement obligations (Note 19)	5,579,914	4,308,083
Senior secured notes (Note 11)	50,360,046	26,630,004
Long-term debt (Note 8)	26,861	161,625
Obligations under capital leases (Note 10)	3,313,603	3,968,591
Total liabilities	80,853,212	56,273,751
Commitments and contingencies (Notes 17 and 21)
Shareholders' equity
Share capital (Note 12)
Authorized
Unlimited common shares and preferred shares without par value (Note 12)
Issued and outstanding 96,040,121 (May 31, 2008 – 95,958,641) common shares	105,865,153	105,858,083
Warrants (Notes 12 and 14)	13,911,643	12,976,997
Treasury shares, at cost 44,200 (May 31, 2008 – 44,200) common shares	(166,981)	(166,981)
Contributed surplus (Note 12)	17,152,998	16,406,018
Deficit	(83,992,200)	(85,065,382)
Total shareholders’ equity	52,770,613	50,008,735
Total liabilities and shareholders’ equity	$133,623,825	$106,282,486

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT
(Unaudited, expressed in Canadian Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	November 30, 2008	October 31, 2007	November 30, 2008	October 31, 2007
	(Restated –Note 23)	(Restated –Note 23)	(Restated –Note 23)	(Restated –Note 23)
EXPENSES
Accounting and legal	$484,555	$366,038	$892,830	$557,138
Accretion of asset retirement obligation	95,366	84,250	180,478	168,500
Consulting fees	68,129	170,168	101,429	467,087
Amortization	96,888	350,254	181,706	787,387
Filing fees	7,339	28,214	109,860	50,909
Investor relations and shareholder information	231,846	256,445	339,160	460,986
Office administration	194,059	1,176,006	521,674	1,804,693
Rent	39,482	69,400	76,306	114,096
Stock-based compensation	591,602	2,195,689	908,743	4,304,693
Travel	494,301	239,921	616,625	501,484
Debt issuance costs	1,262,341	-	4,419,474	-
Wages and benefits	785,077	509,705	1,546,691	1,002,674
Total expenses	(4,350,985)	(5,446,090)	(9,894,976)	(10,219,647)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	(4,394,241)	1,840,587	(7,761,999)	1,365,387
Gain on sale of Petaquilla Copper Ltd. shares	36,673,967	-	36,673,967	-
Interest income	67,173	30,120	149,175	58,187
Interest on long-term debt	(9,988)	-	(23,787)	-
Asset usage fees	(2,044)	205,629	(4,111)	401,626
Power and drilling services	30,562	-	91,145	-
Loss from equity investment	(647,905)	(1,303,442)	(1,901,051)	(2,565,199)
Loss on senior secured notes	(15,136,619)	-	(18,150,687)	-
Gain on dilution of equity investment	797,641	47,531	1,895,506	8,202,157
Total other income (expenses)	17,378,546	820,425	10,968,158	7,462,158
Net (Loss) income and comprehensive (loss) income for the period	13,027,561	(4,625,665)	1,073,182	(2,757,489)
Deficit, beginning of period	(97,019,761)	(77,652,906)	(85,065,382)	(79,521,082)

Deficit, end of period	$(83,992,200)	$(82,278,571)	$(83,992,200)	$(82,278,571)

Basic earnings (loss) per share	$0.14	$(0.05)	$0.01	$(0.03)

Weighted average number of common shares outstanding – basic	96,037,761	91,617,222	95,998,968	91,381,065

Diluted earnings per share	$0.13	-	$0.01	-

Weighted average number of common shares outstanding – diluted	104,078,237	-	98,769,144	-

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, expressed in Canadian Dollars)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	November 30, 2008	October 31, 2007	November 30, 2008	October 31, 2007
	(Restated –Note 23)	(Restated –Note 23)	(Restated –Note 23)	(Restated –Note 23)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$13,027,561	$(4,625,665)	$1,073,182	$(2,757,489)
Items not affecting cash:
Accretion of asset retirement obligation	95,366	84,250	180,478	168,500
Amortization	96,888	350,254	181,706	787,387
Gain on dilution of equity investment	(797,641)	(47,531)	(1,895,506)	(8,202,157)
Loss from equity investment	647,905	1,303,442	1,901,051	2,565,199
Stock-based compensation	591,602	2,195,689	908,743	4,304,693
Loss on senior secured notes	15,136,619	-	18,150,687	-
Debt issuance costs	1,262,341	-	4,419,474	-
Foreign exchange (gain) loss on restricted cash	(112,602)	(3,030)	(159,043)	57,325
Gain on sale of Petaquilla Copper Ltd. shares	(36,673,967)	-	(36,673,967)	-
Unrealized foreign exchange loss	4,246,112	-	7,697,091	-
Changes in non-cash working capital items:
(Increase) decrease in receivables	6,820	38,803	407,022	(10,342)
(Increase) decrease in prepaid expenses	(82,110)	306,752	(233,927)	(943,030)
Prepaid services and materials	(30,562)	-	(91,145)	-
(Decrease) increase in accounts payableand accrued liabilities	2,054,070	1,191,206	193,362	661,266
Net cash used in operating activities	(531,598)	794,170	(3,940,792)	(3,368,648)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options
Proceeds from issuance of capital stock	9,495	6,843,058	40,995	9,730,214
Proceeds from shares subscribed	-	-	-	(150,000)
Share issuance costs	-	(223,125)	-	(253,693)
Repayment of bank overdraft	-	-	(2,087,820)	-
Proceeds from senior secured notes	21,370,000	-	49,581,000	-
Redemption of senior secured notes	(44,920,843)	-	(44,920,843)	-
Proceeds from capital leases	-	1,504,166	-	8,201,425
Prepaid interest on senior secured notes	(3,205,500)	-	(7,437,150)	-
Repayment of capital leases	(717,306)	(292,800)	(1,117,429)	(292,800)
Debt issuance costs	(1,262,341)	-	(4,419,474)
Repayment of long-term debt	(142,373)	(204,222)	(215,847)	(386,845)
Net cash provided by financing activities	(28,868,868)	7,627,077	(10,576,568)	16,848,301
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(207,993)	(2,443,633)	(1,230,521)	(8,720,040)
Investment in mineral properties	(6,589,000)	(8,346,336)	(14,976,625)	(13,409,780)
Deposits for equipment and construction material	(3,628,598)	-	(5,666,451)	-
Payments from Petaquilla Copper Ltd	-	5,751,650	-	14,061,732
Proceed from sale of Petaquilla Copper Ltd shares	44,920,843	-	44,920,843	-
Redemption (purchase) of performance bond andrestricted cash	-	863,226	-	863,226
Net cash used in investing activities	34,495,252	(4,175,093)	23,047,246	(7,204,862)

Impact of exchange rate changes on cash and cash equivalents	3,731,463	-	4,714,642	-
Change in cash and cash equivalents	8,824,249	4,246,154	13,244,528	6,274,791
Cash and cash equivalents, beginning of period	17,193,885	2,693,927	12,775,606	665,290
Cash and cash equivalents, end of period	$26,020,134	$6,940,081	$26,020,134	$6,940,081

Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

1.

NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Petaquilla Minerals Ltd. (the “Company”) was incorporated in the Province of British Columbia.  The Company’s main focus is the commissioning of the Molejon Project and the exploration of its 659 square kilometre concessions surrounding the Petaquilla concession located  in the District of Donoso, Province of Colon, Panama.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves.  The recoverability of the amounts shown for mineral properties is dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development and upon future profitable production or proceeds from the disposition of properties.  The Company will have to raise additional funds to complete the development phase of its programs and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

The amounts shown as mineral properties represent costs to date and do not necessarily represent present or future values. Changes in future conditions could require material write-downs of the carrying amounts of the mineral properties.

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, except that they do not contain all disclosures as required for annual financial statements.  The interim consolidated financial statements have been prepared following the same accounting policies as for the consolidated financial statements for the year ended May 31, 2008, except as noted.   Accordingly, they should be read in conjunction with the 2008 consolidated financial statements and the notes thereto.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Petaquilla Minerals, S.A. (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Gold, S.A. (a Panama corporation), Aqua Azure S.A (a Panama corporation) and its 51% interest in Petaquilla Infraestructura Ltd. (“PQI”) formerly Petaquilla Power and Water, S.A. (“PPW”) (a Panama corporation).  The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

All inter-company transactions and balances have been eliminated upon consolidation.

Inventory

Inventory consists of materials and supplies.  Inventory is valued at net realizable value.  Net realizable value is determined based on current replacement cost.

Adoption of new accounting policies

On June 1, 2008, the Company adopted new accounting standards related to general standards of financial statement presentation, capital disclosure and financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”). The new CICA standards are as follows:

Section 1400, General Standards of Financial Statement Presentation

This Section specifies the requirements for assessing an entity’s ability to continue as a going concern and disclosing any material uncertainties that cast doubt on its ability to continue as a going concern.  The Company’s disclosure reflects such assessment.

Section 3862, Financial Instruments – Disclosures

Section 3863, Financial Instruments – Presentation

These Sections replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements.  These new sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks.  Disclosure requirements pertaining to this section are contained in note 18.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Convergence with International Financial Reporting Standards (IFRS)

In February 2008, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011.  The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.  Also the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests.  As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as this Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company.

3.

CASH AND CASH EQUIVALENTS

	November 30, 2008	May 31, 2008
Cash and cash equivalents consist of:
Cash	$4,996,153	$6,357,871
Term deposits	21,023,981	6,417,735
	26,020,134	$12,775,606

4.

MINERAL PROPERTIES

	November 30, 2008	May 31, 2008
Molejon property	$83,850,834	$67,100,743
Other	48,872	48,872
	$83,899,706	$67,149,615

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama.  The project forms part of the Petaqullla Concession.  In June 2005, the shareholders of Minera Petaquilla S.A. (“Minera Petaquilla”) (formerly a joint venture investment) agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Petaquilla Concession from the copper mineral deposits within the Petaquilla Concession.  The agreement provides for the Company, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to the former joint venture partners as to 35.135% and 64.865% respectively.

A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill commenced in July of 2007.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

5.

INVESTMENT IN PETAQUILLA COPPER LTD.

During the period ended April 30, 2007, the shareholders of the Company voted in favour of the April 21, 2006, proposed Plan of Arrangement.  During the same period, Supreme Court approval in the Province of British Columbia was obtained for the Plan of Arrangement.

The result of the Plan of Arrangement was that each shareholder of the Company received one share of Petaquilla Copper Ltd. (“Copper”), a private company.  Each shareholder continued to hold one share of the Company and one share of Copper, for each one share of the Company held on the effective date of the Plan of Arrangement.

The Effective Date of the Plan of Arrangement was October 18, 2006, whereby each holder of the common shares of the Company on October 17, 2006, was entitled to receive one common share of Copper for each common share of the Company held.

According to the terms of the Plan of Arrangement, the Company transferred title to Copper of its wholly-owned subsidiary, Georecursos International S.A., the holder of the 52% interest in the Ley Petaquilla concession lands.  The Company would retain 100% ownership of the gold and precious metal deposits within the Petaquilla Concession as well as all the other concession lands adjacent to the Petaquilla Concession.

The Company initially owned 22,233,634 of the issued shares of Copper at a cost of $500,000.  Subsequent to the Plan of Arrangement, the Company has accounted for Copper on an equity basis.  Under the equity method, the Company records the percentage of net income (loss) that would be attributed to the investment by adjusting the carrying value of the investment.  If the percentage of loss from the investee is greater than carrying cost, the amount is not reduced beyond the full carrying value.  Dilution gains arise whenever Copper issues equity at a price greater than the carrying value of the equity investment.

On September 19, 2008, the Company disposed of its 20,418,565 common shares of Copper to a wholly-owned subsidiary of Inmet Mining Corporation at a price of $2.20 per common share, for proceeds for $44,920,843.  The Company did not incur any transaction cost in disposing of the shares.

6.

RESTRICTED CASH

The Company deposited $31,603 with HSBC Bank to be used as collateral for the credit card used by the Company to pay ongoing travel and related costs.  The Company has pledged as security for financings (Note 8) a term deposit in the amount of $496,080 (US$400,000).  The Company is required to post a performance bond to comply with Environmental law, article 112 in Panama, and the Company has posted a term deposit for $248,040 (US$200,000) as a guarantee.  Also, the Company posted a term deposit for $49,608 (US$40,000) for a performance bond with the Ministry of Commerce and Trade in Panama.  Interest rates on these deposits ranges from 1.25% to 4.875%.

7.

OPERATING CREDIT LINE FACILITY

The Company has an operating credit line facility with BBVA up to a maximum of $16,593,323 (US$13,379,554) (May 31 2008 – $13,301,952 (US$13,379,554)).  The facility is drawdown, reduced and converted to a capital lease on the 25th of each month.  The facility has a fixed rate of 9% on $13,665,089 (US$11,018,456) (May 31, 2008 – $10,954,549 (US$11,018,456)) and fixed rate of 6% on $2,928,234 (US$2,361,098) (May 31, 2008 – $2,347,403 (US$2,361,098)).  The facility is secured by the assets purchased under the facility and is registered with the Public Registry of the Republic of Panama.

8.

LONG-TERM DEBT

During the period ended April 30, 2007, the Company arranged a bank loan of $474,252 (US$382,400) to acquire road and mine site equipment.  The loan is repayable in 36 equal monthly instalments of $14,562 (US$11,742) commencing in May 2006 and bears interest at an annual rate of 5.625%.  Collateral for this loan is comprised of a pledge of a Fixed First charge on the purchased equipment and $310,050 (US$250,000) renewable term deposit.

During the period ended April 30, 2007, the Company arranged a bank loan of $97,740 (US$78,810) to acquire vehicles to be used for the mine site.  The loan is repayable in 36 equal monthly instalments of $3,108 (US$2,506) commencing in May 2006 and bears interest at an annual rate of 9.25%.  Collateral for this loan is comprised of a fixed first charge on the purchased equipment.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

8.

LONG-TERM DEBT (continued)

During the period ended April 30, 2007, the Company arranged a bank loan of $285,986 (US$230,720) to acquire additional road and mine site equipment.  The loan is repayable in 36 monthly instalments of $9,233 (US$7,445) commencing in October 2006 and bears interest at an annual rate of 9.00%.  Collateral for this loan is comprised of a first charge on the purchased equipment.

During the period ended April 30, 2007, the Company arranged a bank loan of $695,504 (US$560,800) to acquire additional road and mine site equipment.  The loan is repayable in 36 monthly instalments of $22,441 (US$18,095) commencing in January 2007 and bears interest at an annual rate of 9.25%.  Collateral for this loan is comprised of a pledge of a first charge on the purchased equipment and $186,030 (US$150,000) renewable term deposit.

During the period ended April 30, 2007, the Company arranged a bank loan of $30,385 (US$24,500) to acquire a vehicle to be used for the mine site.  The loan is repayable in 36 monthly instalments of $983 (US$793) commencing in January 2007 and bears interest at an annual rate of 9.25%.  Collateral for this loan is comprised of a first charge on the purchased vehicle.

The following table summarizes the loans outstanding as at November 30, 2008, and May 31, 2008:

	November 30, 2008	May 31, 2008

Long-term debt
Equipment loan #1	$89,051	$125,053
Vehicle loan #1	17,665	27,978
Equipment loan #2	72,716	110,984
Equipment loan #3	278,860	317,324
Vehicle loan #2	12,239	13,907
	470,531	595,246
Less: current portion	(443,670)	(433,621)
	$26,861	$161,625

Anticipated long-term debt principal repayments are as follows:

2009	$443,670
2010	26,861
$470,531

9.

DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO PETAQUILLA COPPER LTD.

On September 30, 2007, Petaquilla Gold S.A. (“Gold”), a subsidiary of the Company entered into a Service Agreement with Petaquilla Copper, S.A. (“Copper”) to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a 3-year period.  In return for receiving certain benefits and assurances, payment for services has been assumed and prepaid by Petaquilla Copper Ltd. in the amount of $4,387,705 (US$4,404,000) as per the following table, which details Copper’s minimum needs:

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

9.

DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO PETAQUILLA COPPER LTD. (continued)

Service/Supply	Minimum	Estimated Cost	Estimated Cost	Estimated cost for 3-year
	Requirement	per Unit	per Month	contract
Electric Generation	350,000 kw.hr/month	0.19 USD/kw.hr	$66,254	$2,385,142
Aggregate for construction, including transportation to site	100,000 yd3	16.5 USD/yd3	-	1,643,895
Rental of LF 70 Drill Machine	-	-	9,963	358,668
Total prepaid services				$4,387,705
Balance at November 30, 2008				4,130,578
Current portion				228,651
Non-current portion				3,901,927

During the first two years of the Service Agreement, Copper shall have the option to purchase the equipment from Gold at the market price of the equipment less the unamortized amount of rental costs prepaid.

During the period, the Company provided $91,145 (US$90,808) in services under this agreement.

10.

CAPITAL LEASE OBLIGATIONS

The Company entered into two capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The equipment includes, but is not restricted to, ball mills, a Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the lease, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama.  Further, an unrelated company IMN Resources Inc (formerly Petaquilla Copper Ltd), has pledged a term deposit in the amount of $2,928,234 (US$2,361,098) (May 31, 2008 - $2,347,403 (US$2,361,098)) as additional security.

Future minimum lease payments on the capital lease obligation are as follows:

	November 30, 2008	May 31, 2008
2009	$3,160,200	$2,648,121
2010	2,607,056	2,648,121
2011	916,539	1,674,278
	6,683,795	6,970,520
Less imputed interest of 9%	(645,066)	(839,640)
Total	6,038,729	6,130,880
Current obligation	2,725,126	2,162,289
Long- term obligation	$3,313,603	$3 ,968,591

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

11.

SENIOR SECURED NOTES

	November 30, 2008	May 31, 2008
US$ 60 Million Senior Secured Notes	$50,360,046	$26,630,004

As at November 30, 2008, the Company had issued $54,528,647 (US$43,967,624) (May 31, 2008 - $31,746,900 (US$32,250,000)) of its US$60 Million senior secured notes (“Notes”).  The Notes bear interest at an annual rate of 15%.  The Notes will mature five years from date of issuance at 120% of the principal.  The Company has the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes.  If the Notes are redeemed within one year of issuance, all prepaid interest is forfeited.  After 24 months from the date of issuance of the Notes (May 21, 2010 – 16,877.202 Notes and July 9, 2010 – 27,090.422 Notes), holders of the Notes shall have the right to cause the Company to purchase all of the Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes.  On an annual basis, the Note holders can cause the Company to redeem Notes equal to 35% of Distributable Cash.  Distributable cash flow is defined as cash available after:

a)

satisfaction of the Company’s debt obligations (principal and interest);

b)

 satisfaction of the Company’s general and administration expenses, capital expenditures and other expense obligations;

c)

 deduction for income tax obligations; and

d)

 retaining reasonable working capital or other reserves

Reasonable working capital and other reserves are to be defined mutually between the company and the Note holders. As of November 30, 2008 none of these has been defined

The Company initially issued 60,000 Notes. Each Note was issued with 382 share purchase warrants. Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.

The warrants are subject to a weighted average anti-dilution price protection with a floor equivalent to CDN $2.15. On September 30, 2008 the Company redeemed 36,032.376 Notes at 120% of their principal value for a total payment of $44,890,576 (US$43,238,852).

On October 1, 2008, the Company issued an additional 20,000 notes under the US$60 Million senior secure notes indenture for net proceeds of $ 16,962,393 (US$ 15,874,958).  These Notes contain the same terms and conditions as the previous issue under the indenture with the exception of the 382 share purchase warrants.  These Notes did not contain any warrants.

The Notes have been accounted for in accordance with HB 3855 “Financial Instruments – Recognition and Measurement”, HB 3862 “Financial Instruments – Disclosure” and HB 3863 “Financial Instruments – Presentation”. Under this guidance, the Company valued the liability component of the Notes and assigned the difference to the warrants.  On the valuation date, the value of the Notes was calculated to be $58,487,339 (US$58,474,937) and the amount allocated to the warrants $1,525,386 (US$1,525,063).  Prepaid interest of $8,993,685 (US$9,000,000) was applied as a reduction of the Notes.  The liability component was calculated using a discount rate of 26.65% and a maturity date of two years from issue.  The senior secured notes contain embedded derivatives as a result of the call and put options.  The Company is unable to fair value the embedded derivatives component separately and thus has classified the combined contract as a financial liability that is held for trading.

During the six months ended November 30, 2008, the Company had incurred $4,419,474 (US$4,136,246) (six months period ended October 31, 2007 – $nil) in financing costs.  These costs had been expensed in the period they are incurred in accordance with the Company’s accounting policy.

The Notes are guaranteed, on a joint and several basis, by all the assets of the Company and of the Company’s subsidiaries.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

12.

SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

Authorized Capital

Unlimited common shares without par value

Unlimited preference shares without par value – rights and privileges conferred on issuance

	Number
	of Common		Contributed
	Shares	Amount	Surplus	Warrants

Issued

Balance as at April 30, 2007	89,876,951	$91,596,035	$12,073,149	$10,706,498
Non-brokered private placement, net of finders’ fees (a)	4,552,412	10,918,342	-	1,327,463
Exercise of stock options	1,055,883	3,110,114	(2,026,487)	-
Exercise of warrants	373,395	1,153,659	-	(578,617)
Share issue relating to legal settlement	100,000	261,000	-	-
Stock-based compensation	-	-	6,359,356	-
Senior secured notes warrants	-	-	-	808,327
Share issuance costs	-	(1,181,067)	-	713,326
Balance as at May 31, 2008	95,958,641	$105,858,083	$16,406,018	$12,976,997
Exercise of stock options	81,480	224,657	(183,662)
Stock-based compensation	-	-	930,642	-
Senior secured notes finders warrants cost	-	(217,587)	-	217,587
Senior secured notes warrants	-	-	-	717,059
Balance as at November 30, 2008	96,040,121	$105,865,153	$17,152,998	$13,911,643

In May 2007, the Company closed a non-brokered private placement comprising of 1,387,879 units at $2.00 per unit, and 24,033 units at $2.02 per unit for gross proceeds of $2,824,305.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.  The share purchase warrants are subject to an accelerated expiry provision that, if the volume weighted average trading price of the common shares of the Company as traded on the Toronto Stock Exchange exceeds $7.00 per share for at least 30 consecutive trading days, the Company shall have the right, exercisable within 30 days thereafter, to give notice to each warrant holder requiring the exercising of the warrants within a 30 day period.  If the Company exercises such right, the warrant will, if not exercised by the warrant holder in accordance with their terms and conditions, expire at the end of such 30 day period. The securities issued under this private placement were subject to a four-month and a day resale restriction that expired on September 10, 2007.  The fair value of the warrants issued on this private placement is $291,274.

In October 2007, the Company closed the first tranche of the non-brokered private placement announced in October 2007 comprising 2,093,500 units at $3.00 per unit for gross proceeds of $6,280,500.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.  The Company paid $222,375 and agreed to issue 74,125 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the finders’ warrants is $52,584.

In December 2007, the Company closed the second tranche of the non-brokered private placement announced in October 2007 comprising of 339,000 units at $3.00 per unit for gross proceeds of $1,017,000.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.  The Company paid $43,500 and agreed to issue 12,500 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the finders’ warrants is $8,304.

In January 2008, the Company closed the third tranche of the non-brokered private placement announced in October 2007 comprising of 708,000 units at $3.00 per unit for gross proceeds of $2,124,000.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.  The Company paid $105,000 and agreed to issue 35,000 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the finders’ warrants is $22,957.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

12.

SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS (continued)

In May 2008, the Company closed the first tranche of its Senior Secured Notes issuing 32,250 units with gross proceeds of US$ 32,250,000.  Each unit of US$ 1,000 consists of one Secured Senior Note and a warrant to purchase 382 Common shares. Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.  The warrant is subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15.  The Notes will mature at 120% of the principal amount.  The Notes also carry a 15% interest of which the first year’s interest is prepaid at the date the funds were received.  The Company agreed to issue 492,780 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants is $629,481.

In June 2008, the Company closed the second tranche of its Senior Secured Notes issuing 10,000 units with gross proceeds of US$ 10,000,000.  Each unit of US$ 1,000 consists of one Secured Senior Note and a warrant to purchase 382 Common shares.  Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.  The warrant is subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15.  The Notes will mature at 120% of the principal amount.  The Notes also carry a 15% interest of which the first year’s interest is prepaid at the date the funds were received.  The Company to issue 152,800 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants is $ 55,890.

In July 2008, the Company closed the first tranche of its Senior Secured Notes issuing 27,750 units with gross proceeds of US$ 27,750,000.  Each unit of US$ 1,000 consists of one Secured Senior Note and a warrant to purchase 382 Common shares.  Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.  The warrant is subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15.  The Notes will mature at 120% of the principal amount.  The Notes also carry a 15% interest of which the first year’s interest is prepaid at the date the funds were received.  The Company agreed to issue 271,220 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants is $ 45,883.

13.

STOCK OPTIONS

During the period ended April 30, 2007, the Company received approval for its stock option plan (the “New Plan”) which authorizes the board of directors to grant incentive stock options to directors, officers and employees.  The New Plan was amended on November 18, 2008, to increase the maximum number of shares reserved for issuance under the Company’s Plan to 10,700,000 from 10,000,000.

Prior to the Plan of Arrangement taking effect, and in order to create unallocated options to be granted in the future to new employees, officers and directors, the existing optionees were asked to voluntarily reduce the number of shares under option to each of them to 60% of the number of shares held under the option on the day before the Effective Date  (“October 18, 2006”) of the Plan of Arrangement.  All of the optionees agreed to this arrangement except for an option holder holding 675,000 options who elected to retain the number of options held under the existing grants.  Each revised option outstanding would enable the option holder to receive one share of the Company and one share of Copper upon exercising.  For example, when an optionee prior to the Effective Date held an option to purchase 100,000 shares of the Company, that optionee after the Effective Date would hold an option to purchase 60,000 shares of the Company and 60,000 shares of Copper.  Both options must be exercised together.  The modification of stock options as a result of the Plan of Arrangement resulted in no incremental stock-based compensation expense to recognize.

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  The exercise price of the options will be determined by the five day volume weighted average price of the Company’s shares prior to the date of the grant.  Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board.  The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments. Stock option transactions are summarized as follows:

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

13.

STOCK OPTIONS (continued)

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Balance at January 31, 2006	6,031,200	0.53

Granted (re: Plan of Arrangement)	3,730,000	1.14
Granted	6,139,543	2.02
Exercised	(5,247,813)	0.59
Expired	(400,000)	1.24
Forfeited	(493,400)	0.98
Forfeited	(20,000)	2.01
Voluntary reduction	(1,623,763)	0.91

Balance at April 30, 2007	8,115,767	1.76

Granted	1,375,000	1.16
Exercised	(1,055,883)	0.53
Cancelled	(319,750)	2.49

Balance at May 31, 2008	8,115,134	1.83

Granted	770,000	1.16
Exercised	(81,480)	0.50
Expired	(225,000)	2.39

Balance at November 30, 2008	8,578,654	1.76

Number of stock options exercisable	7,449,279	$1.78

As at November 30, 2008, the following stock options were outstanding as follows:

Number of Shares
Outstanding	Exercise Price	Expiry Date

30,000	0.26	April 21, 2010
193,800	0.26	July 11, 2010
919,200	0.54	February 1, 2011
96,000	0.89	April 27, 2011
5,409,654	2.01	January 15, 2012
200,000	2.22	June 12, 2012
500,000	2.25	June 20, 2012
50,000	2.48	July 11, 2012
50,000	2.49	July 12, 2012
50,000	2.54	July 23, 2012
5,000	3.04	November 15, 2012
75,000	2.70	February 14, 2013
100,000	2.80	February 11, 2013
30,000	1.96	May 5, 2013
400,000	1.96	May 5, 2013
60,000	1.25	September 1, 2013
410,000	0.56	November 18, 2013

8,578,654

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

13.

STOCK OPTIONS (continued)

Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the directors during the six months period ended November 30, 2008, was $908,743 (six months period ended October 31, 2007 - $4,304,693).

Stock-based compensation charged to mineral property costs amounted to $21,899 for the six months ended November 30, 2008 (six months ended October 31, 2007 – $nil).

These financial statements include the stock-based compensation costs associated with the exchange of options and warrants in connection with the Plan of Arrangement, and the options and warrants issued to Copper in respect thereof.

The Company issued 770,000 stock options during the six months period ended November 30, 2008, the weighted average fair value of the stock options granted was $0.46.  The weighted average fair value of stock options granted is $1.77 for the six months ended October 31, 2007, by using the Black-Scholes options pricing model with the following weighted average assumptions:

	Six months ended	Six months ended
	November 30, 2008	October 31, 2007

Risk-free interest	2.80%	4.65%
Expected dividend yield	-	-
Expected stock price volatility	69%	87%
Expected option life in years	5 years	5 years

14.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Balance at January 31, 2006	4,982,835	1.20/1.44

Issued	9,798,000	-
Exercised	(4,982,835)	1.20

Balance at April 30, 2007	9,798,000	1.54

Issued	15,210,110	2.30
Exercised	(373,395)	-

Balance at May 31, 2008	24,634,715	2.18

Issued	11,024,520	2.30
Exercised	-	-

Balance at November 30, 2008	35,659,235	$2.18

On October 17, 2006, the Company issued share purchase warrants in connection with the non-brokered private placement which closed during the period.  Each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.00 per share.  In addition, the Company agreed to issue 398,000 finders’ warrants, each finder’s warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.00 per share for a period of five years.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

14.

SHARE PURCHASE WARRANTS (continued)

On the Effective Date of the Plan of Arrangement, the warrant holders received:

a.

one share purchase warrant of the Company (a “PTQ Warrant”), where each PTQ Warrant entitles the holder to purchase one common share of the Company for a period of five years; and

b.

one share purchase warrant (a “Copper Warrant”), where each Copper Warrant entitles the holder to purchase one common share of Copper for a period of five years.

Until such time as Copper had been listed on a recognized Canadian stock exchange (the “Copper Listing Date”), the Copper Warrant and the PTQ Warrant had to be exercised together.  From and after the first five trading days after the Copper Listing Date, the Warrants can be exercised separately, and in that event, the respective exercise prices of the PTQ Warrants and the Copper Warrants will be based on $3.00 multiplied by the ratio of the five day volume weighted average price of each of the PTQ and Copper shares during the first five trading days for Copper.

The PTQ Warrants were subject to a hold period that expired on February 18, 2007.  The Copper shares and Copper Warrants were subject to resale restrictions until such time that Copper became a reporting issuer or another exemption from resale restrictions is available.  The PTQ common shares were freely tradable following the Effective Date.

On December 31, 2007, Copper commenced trading on the Toronto Stock Exchange.  The respective exercise prices of the PTQ Warrants and the Copper Warrants have been determined to be $1.54 and $1.46 based on $3.00 multiplied by the ratio of the five day weighted average price of each of the PTQ and Copper shares during the first five trading days of Copper.

On May 10, 2007, the Company closed a non-brokered private placement comprising of 1,387,879 units at $2.00 per unit, and 24,033 units at $2.02 per unit for gross proceeds of $2,824,305.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement (See Note 14).  The fair value of the warrants issued on this private placement is $291,274.

In October 2007, the Company closed a non-brokered private placement comprising of 2,093,500 units at $3.00 per unit for gross proceeds of $6,280,500.  Each unit consists of one common share and one-half of one common share purchase warrants, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.  The Company paid $222,375 and agreed to issue 74,125 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the warrants issued on this tranche of the private placement is $720,134. The fair value of the finders’ warrants is $52,584.

In December 2007, the Company closed the second tranche of the non-brokered private placement announced in October 2007 comprising of 339,000 units at $3.00 per unit for gross proceeds of $1,017,000.  Each unit consists of one common share and one-half of one common share purchase warrants, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.  The Company paid $43,500 and agreed to issue 12,500 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the warrants issued on this tranche of the private placement is $103,549.  The fair value of the finders’ warrants is $8,304.

In January 2008, the Company closed the third tranche of the non-brokered private placement announced in October 2007 comprising of 708,000 units at $3.00 per unit for gross proceeds of $2,124,000.  Each unit consists of one common share and one-half of one common share purchase warrants, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.  The Company paid $105,000 and agreed to issue 35,000 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the warrants issued on this tranche of the private placement is $212,504.  The fair value of the finders’ warrants is $22,957.

In May 2008, the Company closed the first tranche of its Senior Secured Notes issuing 32,250 units with gross proceeds of US$32,250,000.  Each unit of US$ 1,000 consists of one Secured Senior Note and a warrant to purchase 382 Common shares.  Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.  The warrant is subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15.  The Notes will mature at 120% of the principal amount. The Notes also carry a 15% interest of which the first year’s interest is

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

14.

SHARE PURCHASE WARRANTS (continued)

prepaid at the date the funds were received.  The Company paid $1,612,500 and agreed to issue 492,780 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the finders’ warrants is $629,481.

In June 2008, the Company closed the second tranche of its Senior Secured Notes issuing 10,000 units with gross proceeds of US$10,000,000.  Each unit of US$ 1,000 consists of one Secured Senior Note and a warrant to purchase 382 Common shares.  Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.  The warrant is subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15.  The Notes will mature at 120% of the principal amount.  The Notes also carry a 15% interest of which the first year’s interest is prepaid at the date the funds were received.  The Company to issue 152,800 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants is $ 55,890.

In July 2008, the Company closed the first tranche of its Senior Secured Notes issuing 27,750 units with gross proceeds of US$27,750,000.  Each unit of US$ 1,000 consists of one Secured Senior Note and a warrant to purchase 382 Common shares.  Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.  The warrant is subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15. The Notes will mature at 120% of the principal amount. The Notes also carry a 15% interest of which the first year’s interest is prepaid at the date the funds were received.  The Company agreed to issue 271,220 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants is $ 45,883.

The weighted average fair value of the finders’ warrants issued is estimated to be approximately $0.24 and $0.71 for the six months ended November 30, 2008, and the six months ended October 31, 2007, respectively, by using the Black-Scholes options pricing model with the following assumptions:

	Six months ended	Six months ended
	November 30, 2008	October 31, 2007

Risk-free interest	3.29%	4.17%
Expected dividend yield	-	-
Expected stock price volatility	43%	47%
Expected option life in years	5.00 years	2.00 years

15.

RELATED PARTY TRANSACTIONS

During the six months ended November 30, 2008, PTQ had the following transactions with related parties:

a)

The Company paid consulting fees of $3,500 (six months period ended October 31, 2007 - $61,943) to companies controlled by a director, a former director and a former officer.

b)

The Company paid wages and benefits of $149,801 (six months period ended October 31, 2007 - $139,191) to companies controlled by a director, a former director and an officer.

c)

The Company paid legal fees of $103,788 (six months period ended October 31, 2007 - $53,258) and financing costs of $10,334 (six months period ended October 31, 2007 - $35,640) to a law firm controlled by an officer.  The Company paid for services and goods of $91,749 (six months period ended October 31, 2007 - nil) to a company controlled by an officer.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

16.

SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties. The Company has not earned revenues from any projects.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

17.

COMMITMENTS

(a)

During the period ended April 30, 2007, the Company entered into a five-year lease for office premises at an estimated annual cost of $66,240 commencing September 1, 2006.  Cancellation of two previous lease obligations was obtained effective May 15, 2006.  From October 18, 2006, the office leasing costs have been split equally between the Company and Petaquilla Copper Ltd., consequent to the Plan of Arrangement. Therefore the estimated annual cost is $33,120 to the Company.

 (b)

As of November 30, 2008, the Company had a commitment to purchase plant equipment of $1,201,395 (US$968,711) and other support equipment of $1,388,959 (US$1,119,948).

18.

FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, currency risk, and interest rate. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The Company's financial instruments consist of cash and cash equivalents, receivables, restricted cash, operating credit line facility, accounts payable, long-term debt, and the amount payable to Petaquilla Copper Ltd.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of these financial instruments

The Company’s senior secured notes are measured on initial recognition using the residual method (see Note 11). Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 26.65% and a maturity date of two years from issue.

(b) Financial instrument risk exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable.  The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally.  Also, as the majority of its receivables are with the governments of Canada in the form of sales tax and, the credit risk is minimal.  Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due.  The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company has historically relied on issuance of shares, senior secured debt and leasing arrangements to develop the project and may require doing so again in the future. Under the US$ 60 Million senior secured notes indenture, the Company can issue an additional 16,032.376 Notes for gross proceeds of $19,883,353(US$16,032,376).

On an annual basis the Company may be required to pay 35% of its distributable cash as defined in its senior secured notes (Note 11).

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

18.

FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Market risk

(i)

Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: United States dollar denominated cash and cash equivalents, restricted cash, accounts receivable, operating credit line facility, accounts payable, leases, long-term debt and senior secured notes. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at November 30, 2008
	10% Increase in the	10% decrease in the
	United States Dollar	United States Dollar
(Decrease) increase in net earnings	$(3,150,972)	$3,150,972
(Decrease) increase in other comprehensive (loss) income	-	-
Comprehensive (loss) income	$(3,150,972)	$3,150,972

(ii)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents, and  restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate because they are non-interest bearing.

The operating credit line facility, leases, long-term debt and senior secured notes bear interest at a fixed rate and are also not exposed to interest rate risk.

(C) Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt (Note 8), leases (Note10) and senior secured notes (Note 11) and equity attributable to common shareholders, comprising of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt and leasing arrangements to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure the funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

19.

ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligation relates to site-restoration and clean-up costs related to its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligations is as follows:
Balance at May 31, 2008	$4,308,083
Accretion	180,478
Foreign exchange loss on remeasurement	1,091,353
Balance at November 30, 2008	$5,579,914

The provision for asset retirement obligations is based upon the following assumptions:

a)

The total undiscounted cash flow required to settle the obligation is approximately $7,720,245 (US$ 6,225,000);

b)

Asset retirement obligation payments are expected to occur during fiscal years 2014 and 2015;

c)

A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

20.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	November 30,	October 31,	November 30,	October 31,
	2008	2008	2008	2008

Non-cash investing activities
Property and equipment acquired through credit line facility	$1,125,446	$-	$2,072,151	$-
Deferred services and materials financed by a reduction in amounts payable to Petaquilla Copper Ltd.	-	4,368,133	-	4,368,133
Stock-based compensation capitalized to mineral properties	(438)	-	22,337	-
	Three months	Three	Six months	Six months
	ended	months	ended	ended
	November 30,	ended	November	October 31,
	2008	October 31,	30, 2008	2008
		2008
Interest paid in cash	$3,604,549	$-	$8,043,618	$-
Income taxes paid in cash	-	-	-	-

21.

CONTINGENCIES

The Company is engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

On November 13, 2008, the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates US$1,000,000 for alleged violations of environmental laws that took place on the main Petaquilla Copper Concession in 2005 and an additional US$934,695 for damages.  On November 26, 2008, ANAM by Resolution approved the Company’s Environmental Impact Study (“EIS”) Category III for the Molejon Gold Project.  The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production.  Based on the approval of the EIS and other issues, the Company filed for reconsideration with ANAM to have the fines reduced to nil.  The outcome of the reconsideration and the amount, if any, that

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

21.

CONTINGENCIES (continued)

may ultimately be payable by the Company cannot be determined.   Should the Company be unsuccessful in having the fines reduced to nil, the Company intends to pursue other legal means available to it to have these fines reduced to nil.

22.

SUBSEQUENT EVENTS

Subsequent to November 30, 2008 the following events took place:

(i)

802,801 stock options expired and 3,245,080 options were cancelled.  The Company granted 750,000 options at an exercise prices ranging from $0.39 to $0.62.

(ii)

In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil.  On March 10, 2009, the Supreme Court of the Republic of Panama issued a statement regarding a fine that ANAM had sought to enforce upon the Company. In its decision, the Supreme Court suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved.  Consequently, the amount, if any, that may ultimately be payable by the Company cannot be determined.

(iii)

On March 30, 2009, the Company closed a Convertible Senior Secured Notes financing of up to US$ 40,000,000 (“Convertible Notes”). The Convertible Notes are convertible at a price of $2.25 per share. The Convertible Notes will bear interest at an annual rate of fifteen percent (15%), of which the first twelve months shall be prepaid in full at the time of issuance of the Convertible Notes. The Convertible Notes will mature two years from date of issuance at 110% of the principal amount. The Company is required to make semi-annual repayments on the previously issued senior secured notes commencing on September 15, 2009 and on the Convertible Notes commencing September 15, 2010  ranging from $nil to $8,000,000 depending upon the average price of gold.  The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest on the Convertible Notes. If the Convertible Notes are redeemed within one year of issuance, all prepaid interest is forfeited. Holders of the previously issued Series 1, Series B and Series C notes were offered to exchange amounts due upon maturity of their existing notes and participate pro-rata in the Convertible Notes offering up to a maximum of US$ 24,187,083.  The remaining proceeds of the private placement will be used for the continued commissioning of the Molejon Gold Project located in Panama and for working capital purposes.  Holders of the Series 1 notes representing 11,984 notes (US$ 11,983,812) have agreed not to exercise their put right until June 1, 2010. In addition, the Company has agreed to reduce the exercise price of 23,836,800 warrants from $2.30 per share to $0.65 per share.  Under the revised terms of the warrants, if the common shares of the Company trade at a weighted average trading price of CAD $1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days.

(iv)

On January 28, 2009, Pro-Con Industries, Inc. filed a claim in the Central District of California against Petaquilla Minerals Ltd. and Petaquilla Minerals, S.A. for breach of written contract, breach of oral contract, fraud, intentional interference with economic relationship and negligent interference with economic relationship.  The claim seeks damages in excess of US$ 3,250,000 in addition to punitive damages and attorney fees. On April 28, 2009, the United States District Court Central District of California dismissed the claim.

(v)

705,955 share purchase warrants expired unexercised

(vi)

The Company’s wholly-owned subsidiary, Panama Central Electrica, S.A., entered into a Memorandum of Understanding with Generadora Hidroelectrica Santa María, S.A. for the development of a 25MW hydroelectric plant in the Province of Veraguas, Panama.

(vii)

The Company is currently conducting an internal investigation, under the oversight of the Audit Committee and with the assistance of independent counsel, of certain international operations, focusing on the material weakness identified during the Company’s assessment of internal controls as at May 31, 2009.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

23.

RESTATEMENT

During the fourth quarter of fiscal 2009, the Company concluded that:

•

Dilution gains for the three months and six months ended November 30, 2008 and the three months and six months ended October 31, 2007 were incorrectly calculated.

•

The gain on sale of Copper shares was understated during the three months and six months ended November 30, 2008

•

As a result of the incorrect calculation of dilution gains and the gain on sale of Copper shares during the thirteen months ended May 31, 2008, the carrying value of the investment in Copper at May 31, 2008 was overstated and the gain on sale of Copper shares was understated during the three months ended November 30, 2008.

•

Stock based compensation expense was understated during the three months and six months ended November 30, 2008 due to the incorrect reversal of the expense incurred in prior periods for stock options that expired during the period.

Dilution gains for the three months ended November 30, 2008 and the three months ended October 31, 2007 were understated by $32,361 and overstated by $8,060,276, respectively.  Dilution gains for the six months ended November 30, 2008 and the six months ended October 31, 2007 were understated by $90,756 and overstated by $267,972, respectively.

The gain on sale of Copper shares was understated by $1,109,244 for the three months and six months ended November 30, 2008.

The investment in Copper at May 31, 2008 was overstated by $1,200,000 and the accumulated deficit at May 31, 2008 was understated by $1,200,000.

Stock based compensation expense was understated by $112,081 and $158,357 for the three months and six months ended November 30, 2008 respectively and contributed surplus at November 30, 2008 was understated by $158,357.

The effect of the adjustments on the financial statements is summarized in the tables below.

Consolidated Balance Sheet	May 31, 2008 as previously reported	Adjustment	May 31, 2008 restated
Investment in Petaquilla Copper Ltd.	$9,452,421	$(1,200,000)	$8,252,421
Deficit	$(83,865,382)	$(1,200,000)	$(85,065,382)

Consolidated Balance Sheet	November 30, 2008 as previously reported	Adjustment	November 30, 2008 restated
Contributed surplus	$16,994,641	$158,357	$17,152,998
Deficit	$(83,833,843)	$(158,357)	$(83,992,200)

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

November 30, 2008, and October 31, 2007

23.

RESTATEMENT (continued)

Consolidated Statement of Operations and Comprehensive Earnings (Loss) and Deficit	Three months ended November 30, 2008 as previously reported	Adjustment	Three months ended November 30, 2008 restated
Stock-based compensation	$(479,521)	$(112,081)	$(591,602)
Gain on dilution of equity investment	$765,280	$32,361	$797,641
Gain on sale of Petaquilla Copper Ltd. shares	$35,564,723	$1,109,244	$36,673,967
Net earnings and comprehensive earnings	$11,998,037	$1,029,524	$13,027,561
Basic earnings per share	$0.12	$0.02	$0.14
Diluted earnings per share	$0.12	$0.01	$0.13

Consolidated Statement of Operations and Comprehensive Earnings (Loss) and Deficit	Three months ended October 31, 2007 as previously reported	Adjustment	Three months ended October 31, 2007 restated
Gain on dilution of equity investment	$8,107,807	$(8,060,276)	$47,531
Net earnings (loss) and comprehensive earnings (loss)	$3,434,611	$(8,060,276)	$(4,625,665)
Basic and diluted earnings (loss) per share	$0.04	$(0.09)	$(0.05)

Consolidated Statement of Operations and Comprehensive Earnings (Loss) and Deficit	Six months ended November 30, 2008 as previously reported	Adjustment	Six months ended November 30, 2008 restated
Stock-based compensation	$(750,386)	$(158,357)	$(908,743)
Gain on dilution of equity investment	$1,804,750	$90,756	$1,895,506
Gain on sale of Petaquilla Copper Ltd. shares	$35,564,723	$1,109,244	$36,673,967
Net income and comprehensive income	$31,539	$1,041,643	$1,073,182
Basic and diluted earnings per share	$0.00	$0.01	$0.01

Consolidated Statement of Operations and Comprehensive Earnings (Loss) and Deficit	Six months ended October 31, 2007 as previously reported	Adjustment	Six months ended October 31, 2007 restated
Gain on dilution of equity investment	$8,470,129	$(267,972)	$8,202,157
Net loss and comprehensive loss	$(2,489,517)	$(267,972)	$(2,757,489)
Basic and diluted loss per share	$(0.03)	$0.00	$(0.03)

AMENDED

PETAQUILLA MINERALS LTD.

For Quarter Ended Report – November 30, 2008

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

For periods ended November 30, 2008 and October 31, 2007

PETAQUILLA MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petaquilla Minerals Ltd. (“PTQ” or the “Company”) reports the financial results for the six months ended November 30, 2008, which have been prepared on the basis of available information up to August 24, 2009.  Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated financial statements and related notes for the six months ended November 30, 2008, and six months ended October 31, 2007, and with the audited consolidated financial statements and related notes thereto of the Company, as at and for the 13 months period ended May 31, 2008.

Management’s discussion and analysis provides a review of the performance of PTQ’s business and compares its performance for the six months ended November 30, 2008, with the six months ended October 31 of the prior year.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations.  There is no guarantee of future performance, since actual results could change based on factors and barriers beyond management control.

OVERALL PERFORMANCE

Business Overview

PTQ is a Canadian-based gold exploration and development company with its development activities located solely in Panama.

PTQ’s growth strategy has been to establish a gold production base from the development of its 100% owned Molejon deposit located within the Petaquilla Concession.  In addition, PTQ plans to continue to evaluate gold development projects and/or related production possibilities by means of internal development of its mineral assets or growth through acquisition or merger of assets with companies having either production or advanced development stage gold and/or copper projects.

Significant Accomplishments for the Period

Molejon Gold Deposit Project

•

All equipment relating to the electrical and mechanical components of the processing facility has been received or is in transit.

•

Emergency tailings pond completed.

•

Civil work has been completed.

•

Piping and related accessories have been received and works have commenced on connecting all the equipment and the tanks.

•

Waste dumps and pre-stripping activities have commenced in anticipation of plant commissioning.

•

Road access for starter pit has started with anticipated completion early in the third quarter.

•

Construction of bridge connecting the mine to the plant is now 80% complete.

•

All working related to CIP tanks has been completed. Support structure for agitation mechanism for the leaching tanks has been completed.

•

Construction of mill feed bins has commenced and all related materials are on site.

•

General warehouse, ADR and refinery have been completed.

•

Metallurgy lab equipment is now all on site and structure is 70% complete.

•

Tailing pond #2 earth movements is nearly complete.  Liners have been ordered and are in transit.

•

Received approval of environmental impact study.

Senior secured notes financing

•

Completed the second and third tranche financing of the senior secured notes for gross proceeds of US$27,750,000.

•

The Company redeemed 36,032.376 Notes at 120% of their principal value for a total payment of $44,920,843 (US$43,238,852).

•

Completed supplemental tranche financing of the senior secured notes for gross proceeds of US$20,000,000.

Disposal of Petaquilla Copper Ltd common shares

•

The Company disposed of its 20,418,565 common shares of Petaquilla Copper Ltd. to Inmet Mining Corporation at a price of $2.20 per common share, for proceeds for $44,920,043.

Environmental Impact Study Approval

On November 26, 2008, ANAM issued a Resolution approving the Company’s Environmental Impact Study Category III (the “EIS”).  The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production of the Molejon Gold Mine in Panama.  On detailed review of the Resolution, it became apparent that some conditions are inapplicable to the Molejon operation, and others have already been satisfied by the Company.  The Directors of the Company, therefore, established a working group to cooperate with ANAM to ensure that all conditions are satisfied or waived, so that full commercial production in 2009 will take place without delay.

FORWARD-LOOKING STATEMENTS

Certain information regarding PTQ as set forth in the MD&A, including management’s assessment of PTQ’s future plans and operations, contain forward-looking statements that involve substantial known and unknown risks and uncertainties.  These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, taxation policies, competition from other producers, the lack of qualified personnel or management, stock market volatility and the ability to access sufficient capital from external or internal sources.  The actual results, performance or achievement could materially differ from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them does, what benefits PTQ will derive there from.

RESULTS OF OPERATIONS – FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008 COMPARED TO THE SIX MONTHS ENDED OCTOBER 31, 2007

PTQ’s interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

The operating results of PTQ reflect its ongoing administrative costs, net of interest and other income. PTQ does not have any operating mining assets.  However, significant development work is underway on the Molejon gold deposit with a present targeted production start up for fiscal 2009.

Other income (expense)

In the six months ended November 30, 2008, other income increased to $10,968,158 compared to $7,462,158 in the six months ended October 31, 2007.  Increase in other income is due to:

•

During the six months ended November 30, 2008, the Company recorded other expense of $4,111 compared to income of $401,626 in the six months ended October 31, 2007, resulting from asset usage charges to (from) Petaquilla Copper Ltd. (“PTC”) for the use of certain equipment during the period. Decrease is due to PTC acquiring these assets that were previously owned by PTQ.

•

During the six months ended November 30, 2008, PTQ recorded $91,145 from power and drilling services provided to PTC compared to $nil in the six months ended October 31, 2007, due to no such services being provided in the comparative period.

•

During the six months ended November 30, 2008, PTQ recorded a foreign exchange loss of $7,761,999 compared to a foreign exchange gain of $1,365,387 in the six months ended October 31, 2007.  This primarily results from a significant decrease in the exchange rate from Canadian dollars to United States dollars as the Company’s liabilities are predominantly denominated in United States dollars.

•

During the six months ended November 30, 2008, PTQ recorded a gain on sale of PTC shares of $36,673,967 compared to $nil in the six months ended October 31, 2007 since no shares were sold during that period.

•

During the six months ended November 30, 2008, PTQ recorded interest income of $149,175 compared to $58,187 in the six months ended October 31, 2007, due to the Company managing its excess cash to earn a return on these funds.

•

During the six months ended November 30, 2008, PTQ recorded a loss of $18,150,687 as a result of an increase in the fair value of the senior secured notes compared to $nil in the six months ended October 31, 2007, as the Company did not have any senior secured notes in the comparative period.

•

During the six months ended November 30, 2008, PTQ recorded an equity loss of $1,901,051 compared to $2,565,199 in the six months ended October 31, 2007 and a dilution gain of $1,895,506 compared to $8,202,157 in the six months ended October 31, 2007, related to its investment in PTC.  The equity loss reflects PTQ’s portion of the losses that are attributed to its percentage ownership in PTC.  The dilution gain resulted from the difference between PTQ’s carrying cost of PTC and the amount paid for each PTC share issued.

Expenses

Expenses for the six months ended November 30, 2008, decreased to $9,894,976 compared with $10,219,647 for the six months ended October 31, 2007.  The decrease in expenses is primarily due to:

•

During the six months ended November 30, 2008, PTQ incurred $101,429 in consulting fees compared to $467,087 in the six months ended October 31, 2007.  The decrease is due to fewer consultants being utilized during the period as the Company’s activities are primarily focused on completion of the processing mill.

•

During the six months ended November 30, 2008, PTQ incurred $181,706 in amortization compared to $787,387 in the six months ended October 31, 2007 due to certain operating assets being sold in the second quarter of fiscal 2008 to PTC.

•

During the six months ended November 30, 2008, PTQ incurred $339,160 in investor relations and shareholder information costs compared to $460,986 in the six months ended October 31, 2007due to lower investor relation activities.

•

During the six months ended November 30, 2008, PTQ incurred $521,674 in office administration compared to $1,804,693 in the six months ended October 31, 2007 due to cost cutting measures and lower administrative activities relating to the project and Company affairs.

•

During the six months ended November 30, 2008, PTQ incurred $908,743 in stock-based compensation, a non-cash expense, compared to $4,304,693 in the six months ended October 31, 2007 due to a lower number of options vesting in the current period compared to the prior year period.

The above decreases were offset by the following:

•

During the six months ended November 30, 2008, PTQ incurred $892,830 in accounting and legal costs compared to $557,138 in the six months ended October 31, 2007, due to higher audit fees relating to the yearend audit.

•

During the six months ended November 30, 2008, PTQ incurred debt issuance costs of $4,419,474 compared to $nil in the six months ended October 31, 2007, as a result of the issuance of the second, third and supplemental tranche of the senior secured notes financing. No senior secured notes were issued in the comparative period.

•

During the six months ended November 30, 2008, PTQ incurred $616,625 in travel compared to $501,484 in the six months ended October 31, 2007, due to financing activities, overseas investor relations activities and senior management and director meetings in Panama.

•

During the six months ended November 30, 2008, PTQ incurred $1,546,691 in wages and benefits compared to $1,002,674 in the six months ended October 31, 2007, due to the addition of senior management and office staff.

Net income and comprehensive income for the six months ended November 30, 2008, was $1,073,182 or $0.01 per basic and diluted share compared to a net loss and comprehensive loss of 2,757,489 or loss of $0.03 per basic and diluted share for the six months ended October 31, 2007.

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by interest and other income and changes in non-cash working capital resulted in a cash outflow of $3,940,792 from continuing operating activities in the six months ended November 30, 2008.  Operating activities in the six-month period ended October 31, 2007, resulted in a cash outflow of $3,368,648.

Financing Activities

During the six months ended November 30, 2008, the issuance of capital stock resulted in net proceeds of $40,995 compared to $9,730,214 in the six-month period ended October 31, 2007.  Repayment of bank overdraft was $2,087,820 in the six months ended November 30, 2008, compared to $nil in the six-month period ended October 31, 2007.  Proceeds from senior secured notes were $49,581,000 in the six months ended November 30, 2008, compared to $nil in the six-month period ended October 31, 2007.  Redemption of senior secured notes was $44,920,843 in the six months ended November 30, 2008, compared to $nil in the six-month period ended October 31, 2007.  Debt issuance costs in the six months ended November 30, 2008, was $4,419,474 compared to $nil in the six month period to October 31, 2007.  Prepaid interest on the senior secured notes was $7,437,150 compared to $nil in the six months ended October 31, 2007.  Repayment of capital lease obligations and long term debt totaled $1,333,276 compared to $679,645 in the same period of the prior year.  Share issuance costs of $nil in the six months ended November 30, 2008 compared to $253,693 in the six-month period ended October 31, 2007.

Investing Activities

During the six months ended November 30, 2008, the Company received $44,920,843 from the sale of Petaquilla Copper Ltd. shares compared to $nil in the six months ended October 31, 2007.

Mineral Property Development Agreements

Molejon Gold Deposit

The Company spent $14,976,625 in mineral property costs during the six months ended November 30, 2008, compared to $13,409,780 in the six months ended October 31, 2007.  Cash expenditure is solely related to completion of the processing mill and the mine.

During the six months ended November 30, 2008, $1,230,521 was spent on mining equipment, computer software and office equipment, compared to $8,720,040 in the six months ended October 31, 2007, reflecting the change towards the gold pre-production phase of the project in the current period.

During the six months ended November 30, 2008, the Company paid $5,666,451 for deposits on equipment and construction material compared to $nil in the six months ended October 31, 2007.

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 COMPARED TO THE THREE MONTHS ENDED OCTOBER 31, 2007

Other income (expense)

In the three months ended November 30, 2008, other income increased to $17,378,546 compared to $820,425 in the three months ended October 31, 2007.  Increase in other income is due to:

•

During the three months ended November 30, 2008, the Company recorded other expense of $2,044 compared to income of $205,629 in the three months ended October 31, 2007, resulting from asset usage charges to (from) Petaquilla Copper Ltd. (“PTC”) for the use of certain equipment during the period. The decrease is due to PTC acquiring these assets that were previously owned by PTQ.

•

During the three months ended November 30, 2008, PTQ recorded a foreign exchange loss of $4,394,241 compared to a foreign exchange gain of $1,840,587 in the three months ended October 31, 2007.  This primarily results from a significant decrease in the exchange rate from Canadian dollars to United States dollars as the Company’s liabilities are predominantly denominated in United States dollars.

•

During the three months ended November 30, 2008, PTQ recorded a gain on sale of PTC shares  of $36,673,967 compared to $nil in the three months ended October 31, 2007as no shares were sold in the prior year comparative period.

The above increases were offset by the following:

•

During the three months ended November 30, 2008, PTQ recorded a loss of $15,136,619 as a result of an increase in the fair value of the senior secured notes compared to $nil in the three months ended October 31, 2007 as the Company did not have any senior secured notes in the comparative period.

•

During the three months ended November 30, 2008, PTQ recorded an equity loss of $647,905 compared to $1,303,442 in the three months ended October 31, 2007, and a dilution gain of $797,641 compared to $47,531 in the three months ended October 31, 2007, related to its investment in PTC.  The equity loss reflects PTQ’s portion of the losses that are attributed to its percentage ownership in PTC.  The dilution gain resulted from the difference between PTQ’s carrying cost of PTC and the amount paid for each PTC share issued.

Expenses

Expenses for the three months ended November 30, 2008, decreased to $4,350,985 compared with $5,446,090 for the three months ended October 31, 2007.  The decrease in expenses is primarily due to:

•

During the three months ended November 30, 2008, PTQ incurred $68,129 in consulting fees compared to $170,168 in the three months ended October 31, 2007.  Decrease is due to fewer consultants being utilized during the period as the Company’s activities are primarily focused on completion of the processing mill.

•

During the three months ended November 30, 2008, PTQ incurred $96,888 in amortization compared to $350,254 in the three months ended October 31, 2007 due to certain operating assets being sold in the second quarter of fiscal 2008 to PTC.

•

During the three months ended November 30, 2008, PTQ incurred $194,059 in office administration compared to $1,176,006 in the three months ended October 31, 2007 due to cost cutting measures and lower administrative activities relating to the project and Company affairs.

•

During the three months ended November 30, 2008, PTQ incurred $591,602 in stock-based compensation, a non-cash expense, compared to $2,195,689 in the three months ended October 31, 2007due to a lower number of options vesting in the current period.

The above decreases were offset by the following:

•

During the three months ended November 30, 2008, PTQ incurred $484,555 in accounting and legal costs compared to $366,038 in the three months ended October 31, 2007 due to higher audit fees relating to the yearend audit.

•

During the three months ended November 30, 2008, PTQ incurred debt issuance costs of $1,262,341 compared to $nil in the three months ended October 31, 2007, as a result of the issuance of the supplemental tranche of the senior secured notes financing.  No senior secured notes were issued in the comparative period.

•

During the three months ended November 30, 2008, PTQ incurred $494,301 in travel compared to $239,921 in the three months ended October 31, 2007 due to financing activities, overseas investor relations activities and senior management and director meetings in Panama.

•

During the three months ended November 30, 2008, PTQ incurred $785,077 in wages and benefits compared to $509,705 in the three months ended October 31, 2007 due to the addition of senior management and office staff.

Net income and comprehensive income for the three months ended November 30, 2008, was $13,027,561 or $0.14 per basic share and $0.13 per diluted share compared to a net loss and comprehensive loss of $4,625,665 or loss of $0.05 per basic and diluted share for the three months ended October 31, 2007.

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by interest and other income and changes in non-cash working capital resulted in a cash outflow of $531,598 from continuing operating activities in the three months ended November 30, 2008.  Operating activities in the three-month period ended October 31, 2007, resulted in a cash outflow of $794,170.

Financing Activities

During the three months ended November 30, 2008, the issuance of capital stock resulted in net proceeds of $9,495 compared to $6,843,058 in the three-month period ended October 31, 2007. Proceeds from senior secured notes were $21,370,000 in the three months ended November 30, 2008, compared to $nil in the three-month period ended October 31, 2007.  Redemption of senior secured notes was $44,920,843 in the three months ended November 30, 2008 compared to $nil in the three month period ended October 31, 2007.  Debt issuance costs in the three months ended November 30, 2008, was $1,262,341 compared to $nil in the three-month period to October 31, 2007.  Prepaid interest on the senior secured notes was $3,205,500 compared to $nil in the three months ended October 31, 2007.  Repayments of capital lease obligations and long term debt totaled $859,679 compared to $497,022 in the same period of the prior year.  Share issuance costs of $nil in the three months ended November 30, 2008 compared to $223,125 in the three-month period ended October 31, 2007.

Investing Activities

During the three months ended November 30, 2008, the Company received $44,920,843 from the sale of Petaquilla Copper Ltd. shares compared to $nil in the three months ended October 31, 2007.

Mineral Property Development Agreements

Molejon Gold Deposit

The Company spent $6,589,000 for mineral property costs during the three months ended November 30, 2008, compared to $8,346,336 in the three months ended October 31, 2007.  Cash expenditure is solely related to completion of the processing mill and the mine.

During the three months ended November 30, 2008, $207,993 was spent on mining equipment, computer, software and office equipment, compared to $2,443,633 in the three months ended October 31, 2007, reflecting the change towards the gold pre-production phase of the project in the current period.

During the three months ended November 30, 2008, the Company paid $3,628,598 for deposits on equipment and construction material compared to $nil in the three months ended October 31, 2007.

Balance Sheet

As at November 30, 2008, PTQ had total assets of $133,623,825 as compared with $106,282,486 at May 31, 2008.  This increase is primarily a result of proceeds received from private placements as well as equipment purchases and mineral property expenditures during the period.  The working capital surplus as at November 30, 2008, of $10,016,043 increased from a working capital deficiency of $3,692,913 at May 31, 2008.

SUMMARY OF QUARTERLY RESULTS

	2008 Nov 30 Q2	2008 Aug 31 Q1	2008 May 31 (4 months)	2008 Jan 31 Q3
Net income (loss) from continuing operations	$13,027,561	$(11,954,379)	$(12,092,754)	$9,305,943
Net income (loss)	$13,027,561	$(11,954,379)	$(12,092,754)	$9,305,943
Earnings (loss) per share – basic	$0.14	$(0.13)	$(0.13)	$0.10
Earnings (loss) per share –diluted (1)	$0.13	$(0.13)	$(0.13)	$0.09

	2007 Oct 31 Q2	2007 Jul 31 Q1	2007 Apr 30 Q5	2007 Jan 31 Q4
Net income (loss) from continuing operations	$(4,625,665)	$1,868,176	$(11,370,015)	$(3,467,366)
Net income (loss)	$(4,625,665)	$1,868,176	$(11,370,015)	$(3,467,366)
Earnings (loss) per share – basic and diluted (1)	$(0.05)	$0.02	$(0.14)	$(0.04)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same for the quarters ended January 31, 2007, April 30, 2007, October 31, 2007, May 31, 2008 and August 31, 2008.  For the quarters ended July 31, 2007, January 31, 2008 and November 30, 2008, potential share issuances pursuant to the exercise of options and warrants would be dilutive and the basic and diluted earnings per share using the treasury stock method are shown above.

LIQUIDITY AND CAPITAL RESOURCES

PTQ does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials since its inception.

As at November 30, 2008, PTQ had a working capital surplus of $10,016,043 (May 31, 2008 – working capital deficiency of $3,692,913).  PTQ may have to raise additional funds to undertake ongoing commissioning of the Molejon Project and further exploration of the surrounding concessions, and to meet its operating obligations.  Management may pursue additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future.  Under the US$60 Million senior secured notes indenture, the Company can issue an additional 16,032.376 Notes for gross proceeds of $19,883,353 (US$16,032,376).

The Company deposited $31,603 with HSBC Bank to be used as collateral for the credit card used by the Company to pay ongoing travel and related costs.  The Company has pledged as security for financings a term deposit in the amount of $496,000 (US$400,000).  The Company is required to post a performance bond to comply with Environmental law, article 112 in Panama, and the Company has posted a term deposit for $248,040 (US$200,000) as a guarantee.  Also, the Company posted a term deposit for $49,608 (US$40,000) for a performance bond with the Ministry of Commerce and Trade in Panama.

Other than as discussed herein, PTQ is not aware of any trends, demands, commitments, events or uncertainties that may result in PTQ's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in PTQ's liquidity will be substantially determined by the timing of the commencement of commercial production at the Molejon gold project.

CONTRACTUAL AND OTHER OBLIGATIONS

	Less than 1 Year	2-3 Years	4-5 Years	More than 5
				Years
Office Lease	$33,120	$66,240	Nil	Nil
Capital expenditure commitment	$2,590,354	Nil	Nil	Nil
Equipment lease	$2,725,126	$3,313,603	Nil	Nil
Senior secured notes	Nil	$72,761,148	Nil	Nil
Operating credit line Facility	$7,378,0131	Nil	Nil	Nil
Long-term debt	$443,670	$26,861	Nil	Nil
Asset retirement obligation	Nil	Nil	Nil	$7,720,245

CAPITAL STOCK

As at August 24, 2009, 96,040,121 common shares were issued and outstanding, of which 44,200 were repurchased.

	Number		Contributed
	of Common Shares	Amount	Surplus	Warrants

Issued

Balance as at April 30, 2007	89,876,951	$91,596,035	$12,073,149	$10,706,498
Non-brokered private placement, net of finders’ fees (a)	4,552,412	10,918,342	-	1,327,463
Exercise of stock options	1,055,883	3,110,114	(2,026,487)	-
Exercise of warrants	373,395	1,153,659	-	(578,617)
Share issue relating to legal settlement	100,000	261,000	-	-
Stock-based compensation	-	-	6,359,356	-
Senior secured notes warrants	-	-	-	808,327
Share issuance costs	-	(1,181,067)	-	713,326
Balance as at May 31, 2008	95,958,641	$105,858,083	$16,406,018	$12,976,997

Exercise of stock options	81,480	224,657	(183,662)	-
Stock-based compensation	-	-	930,642	-
Senior secured notes finders warrants cost	-	(217,587)	-	217,587
Senior secured notes warrants	-	-	-	717,059
Balance as at November 30, 2008	96,040,121	$105,865,153	$17,152,998	$13,911,643

PTQ had the following warrants outstanding as at August 24, 2009:

Number of Warrants Outstanding	Exercise Price (CAD$)	Expiry Date
1,120,875	$ 3.50	October 31, 2009
182,000	$ 3.50	December 20, 2009
389,000	$ 3.50	May 9, 2010
9,424,605	$ 1.54	October 17, 2011
12,812,280	$ 0.65	May 21, 2013
3,972,800	$ 0.65	June 4, 2013
7,051,720	$ 0.65	July 8, 2013
34,953,280

As at August 24, 2009, 34,953,280 share purchase warrants were issued and outstanding.

The following summarizes information about the stock options outstanding as at August 24, 2009:

Number of Shares	Exercise
Outstanding	Price (CAD$)	Expiry Date
30,000	0.26	April 25, 2010
193,800	0.26	July 11, 2010
919,200	0.54	February 1, 2011
96,000	0.89	April 27, 2011
2,731,773	2.01	January 15, 2012
100,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
410,000	0.56	November 18, 2013
300,000	0.52	December 1, 2013
200,000	0.39	January 5, 2014
100,000	0.39	March 1, 2014
150,000	0.62	July 13, 2014

5,280,773

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the three months ended November 30, 2008, PTQ had the following transactions with related parties:

a)

The Company paid consulting fees of $3,500 (three months period ended October 31, 2007 - $61,943) to companies controlled by a director, a former director and a former officer.

b)

The Company paid wages and benefits of $149,801 (three months period ended October 31, 2007 - $139,191) to companies controlled by a director, a former director and an officer.

c)

The Company paid legal fees of $103,788 (three months period ended October 31, 2007 - $53,258) and financing costs of $10,334 (three months period ended October 31, 2007 - $35,640) to a law firm controlled by an officer.

d)

The Company paid for services and goods of $91,749 (three months period ended October 31, 2007 - $nil) to a company controlled by an officer.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

SUBSEQUENT EVENTS

Subsequent to November 30, 2008 the following events took place:

(i)

802,801 stock options expired and 3,245,080 stock options were cancelled. The Company granted 750,000 options at an exercise price ranging from $0.39 to $0.62.

(ii)

In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil.  On March 10, 2009, the Supreme Court of the Republic of Panama issued a statement regarding a fine that ANAM had sought to enforce upon the Company. In its decision, the Supreme Court suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved.  Consequently, the amount, if any, that may ultimately be payable by the Company cannot be determined.

(iii)

On March 30, 2009, the Company closed a Convertible Senior Secured Notes financing of up to US$ 40,000,000 (“Convertible Notes”). The Convertible Notes are convertible at a price of $2.25 per share. The Convertible Notes will bear interest at an annual rate of fifteen percent (15%), of which the first twelve months shall be prepaid in full at the time of issuance of the Convertible Notes. The Convertible Notes will mature two years from date of issuance at 110% of the principal amount. The Company is required to make semi-annual repayments on the previously issued senior secured notes commencing on September 15, 2009 and on the Convertible Notes commencing September 15, 2010  ranging from $nil to $8,000,000 depending upon the average price of gold.  The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest on the Convertible Notes. If the Convertible Notes are redeemed within one year of issuance, all prepaid interest is forfeited. Holders of the previously issued Series 1, Series B and Series C notes were offered to exchange amounts due upon maturity of their existing notes and participate pro-rata in the Convertible Notes offering up to a maximum of US$ 24,187,083.  The remaining proceeds of the private placement will be used for the continued commissioning of the Molejon Gold Project located in Panama and for working capital purposes.  Holders of the Series 1 notes representing 11,984 notes (US$ 11,983,812) have agreed not to exercise their put right until June 1, 2010. In addition, the Company has agreed to reduce the exercise price of 23,836,800 warrants from $2.30 per share to $0.65 per share.  Under the revised terms of the warrants, if the common shares of the Company trade at a weighted average trading price of CAD $1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days.

(iv)

705,955 share purchase warrants expired unexercised

(v)

The Company’s wholly-owned subsidiary, Panama Central Electrica, S.A., entered into a Memorandum of Understanding with Generadora Hidroelectrica Santa María, S.A. for the development of a 25MW hydroelectric plant in the Province of Veraguas, Panama.

(vi)

The Company is currently conducting an internal investigation, under the oversight of the Audit Committee and with the assistance of independent counsel, of certain international operations, focusing on the material weakness identified during the Company’s assessment of internal controls as at May 31, 2009.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the interim consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results could differ from these estimates.

Significant estimates used in the preparation of the interim consolidated financial statements include, but are not limited to, recoverability of accounts receivable, investments, estimates of useful life of properties and equipment, the future cost of asset retirement obligations, amount and the likelihood of contingencies, valuation allowance for future income tax assets, accounting for stock-based compensation and warrants.

Mineral Property Costs

Acquisition costs of mineral properties, together with direct exploration and development expenditures incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of mineral properties are, where necessary, written down to the fair value if the carrying value is not recoverable. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments. Cash and other property payments received from the Company’s exploration partners are credited to the respective property until all capitalized costs are recovered; thereafter, such payments are included in income.  Option payments are exercisable at the discretion of the optionee and are only recognized when received.  Management fees earned for the management of properties are included in income.

On an annual basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Asset Retirement Obligations

The Company will have an obligation to reclaim its properties after the minerals have been mined from the site and will estimate the costs necessary to comply with existing reclamation standards.  These estimated costs, referred to as Asset Retirement Obligations, will be recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets. However, the Company continuously reviews its obligation in this regard.

Stock-based Compensation

The Company accounts for all stock-based payments and awards using the fair value-based method. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.  Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

CHANGES IN ACCOUNTING POLICY

On June 1, 2008, the Company adopted new accounting standards related to general standards of financial statement presentation, capital disclosure and financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”). The new CICA standards are as follows:

Section 1400, General Standards of Financial Statement Presentation

This Section specifies the requirements for assessing an entity’s ability to continue as a going concern and disclosing any material uncertainties that cast doubt on its ability to continue as a going concern. The Company’s disclosure reflects such assessment.

Section 1535, Capital Disclosures

This Section specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about these objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. Disclosure requirements pertaining to this Section are contained in Note 18 of the interim unaudited Notes to the Consolidated Financial Statements.

Section 3862, Financial Instruments – Disclosures

Section 3863, Financial Instruments – Presentation

These Sections replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. Disclosure requirements pertaining to this section are contained in Note 18 of the interim unaudited Notes to the Consolidated Financial Statements.

Convergence with International Financial Reporting Standards (IFRS)

In February 2008, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011.  The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.  Also the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests.  As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as this Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of PTQ’s financial performance.

The next twelve months or more will see the continuation of the ongoing development of the Molejon gold deposit. This includes planned completion of road access with related bridge crossings where needed, evaluation of the optimal short and long term power supply and access to the potential mine site, completion of the processing mill, exploration of the Company’s other concessions, commissioning of the processing mill and commencing commercial production.

Potential delays in the Development of Molejon Gold Deposit and Cost Overruns

Whilst the Molejon gold deposit development is underway, costs for required equipment remain under review and may escalate beyond original estimates.  This possible cost escalation, along with other as yet unresolved logistical and engineering issues relating to the Molejon development, all part of a standard building, construction and anticipated start up of a new mining operation, may result in significant cost experiences that differ from present day estimates.  There is no guarantee the Molejon gold project will, after more development and engineering work is completed, together with required capital equipment purchases, be an economically feasible production opportunity.

Mining Risks and Insurance

A risk analysis has as yet to be completed for the Molejon deposit.  While it is not possible to speculate on possible risks associated with an open pit mining operation in Panama, there may be as yet to be identified significant risk factors.

Any as yet to be identified risks cannot be completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on PTQ’s financial condition and results of operations.

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on PTQ’s financial performance and results of operations.  PTQ carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Gold Price Volatility

PTQ’s development plans are highly sensitive to changes in the price of copper and gold.  With the near term focus being on the Molejon gold deposit, ongoing development is highly dependent on the  gold price as it affects the ability to raise required financing.

Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rate, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.

The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institution, industrial organization and private individuals.  The demand for gold consists of jewelry and investment demand.

Uncertainty of Mineral Resources and grade of deposit

Mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the present inferred resources and related grades will eventually be confirmed either in whole or in part, as measured or indicated resources.  Prolonged declines in the market price of gold may render inferred mineral resources containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the PTQ’s resources.  Should such reductions occur, PTQ could be required to delay or discontinue production plans or the development of new projects, resulting in increased net losses and reduced cash flow.  Short-term factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the potential economic feasibility of the Molejon gold deposit.

There is a degree of uncertainty attributable to the calculation of mineralization, resources corresponding grades being mined or dedicated to future production.  Until reserves or mineralization are actually mined and processed, the quantity of mineralization and resource grades must be considered estimates only.  In addition, the quantity of resources and mineralization may vary depending on commodity prices.  Any material change in quantity of resources, mineralization, grade or stripping ratio may affect the economic viability of a project. In addition, there can be no assurance that recoveries from laboratory tests will be duplicated in tests under on-site conditions or during production.

Replacement of Mineral Resources

There are a number of uncertainties inherent in any program relating to the location of economic mineral resources, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that PTQ’s programs will yield new mineral resources to expand current inferred mineral resources.

Financing of Exploration Programs

There are inferred mineral reserves on PTQ’s Molejon Project, but PTQ may carry out further exploration on this property with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by PTQ on its mineral properties will result in discoveries of commercial mineral reserves. If PTQ’s efforts are not successful at individual properties, the expenditures at those properties will be written off.  If PTQ’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of PTQ’s properties may depend upon PTQ’s ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means. There is no assurance that PTQ will be successful in obtaining the required financing, equity financing or other means on commercially reasonable terms, or at all. The inability of PTQ to obtain necessary financing could have a material adverse effect on PTQ’s ability to explore and develop its properties.

Government Permits

Further development of the Molejon gold deposit to completion of construction of mill facilities and commencement and continuation of production will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of PTQ.  The duration and success of permitting efforts are contingent upon many variables not within PTQ’s control.

Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Molejon gold deposit, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by PTQ.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that PTQ would not proceed with the development or operation of a mine or mines.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the design and maintenance of both internal control systems over financial reporting and disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Current disclosure controls include meetings with the CEO, chief financial officer and members of the board of directors and audit committee through emails, telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and of the board of directors and audit committee.  The board of directors has delegated the duties to the chief executive officer who is primarily responsible for financial and disclosure controls.

The design of the Company’s internal control systems over financial reporting and the effectiveness of its disclosure controls and procedures were reviewed during the period ended November 30, 2008, and determined not to be effective. The audit committee has been provided information on the deficiencies.

The Company has assessed the effectiveness of its disclosure controls and procedures and the design of internal controls over financial reporting and during the process identified material weaknesses in internal controls.

These material weaknesses are as follows:

▪

The Company does not have sufficient accounting resources at one of its subsidiaries in order to account for and apply internal control to transactions origination at the subsidiary.

▪

Lack of detective and preventative controls with regard to oversight of recorded transactions at one of its operating subsidiaries

On September 1, 2008, the Company transitioned to new accounting software that resulted in appropriate system privileges set up for each job function.  This allowed the Company to resolve the material weakness relating to the I.T. configuration at one of its subsidiaries.

Management and the board of directors continue to work to mitigate the risk of a material misstatement.  Management has identified certain areas where it can improve process controls and intends on incorporating these changes into the control over the financial reporting over the next twelve months.  Steps have been taken to mitigate these issues as management has engaged certain specialists in a consulting role to assist on an as required basis.

CAUTIONARY NOTE TO USA READERS

As a Canadian reporting issuer based in British Columbia, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”).  PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, PTQ describes mineral resources associated with its properties utilizing terminology such as ”inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to USA Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

This report may use the term “inferred resources”.  USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Resources will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  USA Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including News Releases, Financial Statements and prior period MD&A filings, PTQ’s Annual Information Form, is available on SEDAR at www.sedar.com.

Form 52-109F2R

Certification of Refiled Interim Filings

This certificate is being filed on the same date that Petaquilla Minerals Ltd. (the “issuer”) has refiled its interim consolidated financial statements for the six months ended November 30, 2008, and Management Discussion and Analysis of Results of Operations and Financial Condition for the period ended November 30, 2008.

I, Richard Fifer, President and Chief Executive Officer of Petaquilla Minerals Ltd., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended November 30, 2008;

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1, 2008 and ended on November 30, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:

September 11, 2009

/s/ Richard Fifer

Richard Fifer

President and Chief Executive Officer

Form 52-109F2R

Certification of Refiled Interim Filings

This certificate is being filed on the same date that Petaquilla Minerals Ltd. (the “issuer”) has refiled its interim consolidated financial statements for the six months ended November 30, 2008, and Management Discussion and Analysis of Results of Operations and Financial Condition for the period ended November 30, 2008.

I, Bassam Moubarak, Chief Financial Officer of Petaquilla Minerals Ltd., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended November 30, 2008;

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1, 2008 and ended on November 30, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:

September 11, 2009

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer